Exhibit 21.1

SUBSIDIARIES OF QUEST RESOURCE HOLDING CORPORATION

Name	State of Organization	Parent
Earth911, Inc.	Delaware	Quest Resource Holding Corporation
Youchange, Inc.	Arizona	Quest Resource Holding Corporation
Quest Resource Management Group, LLC	Delaware	Earth911, Inc.
Global Alerts, LLC	Delaware	Earth911, Inc.
Sustainable Resources Management, LLC	Delaware	Earth911, Inc.
Clean Up.org, Inc.	Delaware	Earth911, Inc.
Landfill Diversion Innovations, LLC	Delaware	Quest Resource Management Group, LLC